Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Rogers Communications Renews NCIB to Repurchase Shares on Open Market

     TORONTO, Feb. 18 /CNW/ - Rogers Communications Inc. ("Rogers") announced today that the Toronto Stock Exchange ("TSX") has accepted a notice filed by
Rogers of its intention to renew its prior normal course issuer bid ("NCIB")
for its Class B Non-Voting shares ("Class B shares") for a further one-year period.
     As previously stated, the Board of Directors of Rogers has authorized such share repurchases because it believes that, at certain times, the purchase of Class B shares may represent an appropriate and desirable use of
Rogers' available funds when, if in the opinion of management, the value of the Class B shares exceeds the trading price of such shares. Such purchases would provide additional liquidity to shareholders and benefit the remaining shareholders by increasing the value of their equity interest in Rogers.
     The TSX notice provides that Rogers may, during the twelve month period commencing February 20, 2009 and ending February 19, 2010, purchase on the TSX the lesser of 15 million Class B shares, representing approximately 2.9% of the issued and outstanding Class B shares, and that number of Class B shares that can be purchased under the NCIB for an aggregate purchase price of $300 million. The actual number of Class B shares purchased, if any, and the timing of such purchases will be determined by Rogers considering market conditions, stock prices, its cash position, and other factors. As at February 15, 2009 there were approximately 523.4 million Class B shares issued and outstanding.
     There cannot be any assurances as to how many shares, if any, will ultimately be acquired by Rogers under the NCIB, and Rogers intends that any shares acquired pursuant to the NCIB will be cancelled. No Normal Course
Issuer Bid is proposed to be made for Rogers' Class A Voting shares.
     Any purchases made pursuant to the NCIB will be made in accordance with the rules of the TSX and will be made at the market price of the Class B shares at the time of the acquisition. Rogers will make no purchases under the
NCIB of Class B shares other than open market purchases which may be made during the period that the NCIB is outstanding. Subject to any block purchases made in accordance with the rules of the TSX, Rogers will be subject to a daily repurchase restriction of 1.05 million Class B shares through March 31,
2009 and 0.53 million Class B shares thereafter.
     Rogers acquired 77,400 Class B shares at an average price of approximately $36.96 per share under its previous NCIB which expired on
January 13, 2009, and acquired 4,000,000 Class B shares during the same period pursuant to exemption orders at an average price of approximately $33.43 per share.

     About the Company:

     Rogers Communications is a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Wireless, Canada's largest wireless provider and the operator of the country's only national GSM and HSPA based networks. Through Cable we are one of Canada's largest providers of cable television, high-speed Internet access and telephony. Through Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX:
RCI.A and RCI.B), and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit www.rogers.com.

     %CIK: 0000733099

     /For further information: Bruce M. Mann, (416) 935-3532,
bruce.mann(at)rci.rogers.com; Dan Coombes, (416) 935-3550,
dan.coombes(at)rci.rogers.com/
     (RCI.A. RCI.B. RCI)

CO:  Rogers Communications Inc.; Rogers Wireless Inc.; Rogers Cable Inc.;
     Rogers Media Inc.

CNW 09:52e 18-FEB-09